SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓	Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____	No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

an announcement regarding adjustment to conversion price of the convertible bonds issued by China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on May 25, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

HK$11,700,000,000 ZERO COUPON CONVERTIBLE BONDS DUE 2014
CONVERTIBLE INTO H SHARES OF SINOPEC CORP. (the “Convertible Bonds”)
(Stock Code: 1518)

ADJUSTMENT TO CONVERSION PRICE OF THE CONVERTIBLE BONDS

In accordance with the CB Terms and Conditions, as a result of the declaration of the Final Dividend by Sinopec Corp., the Conversion Price of the Convertible Bonds will be adjusted from HK$10.76 per Share to HK$10.60 per Share, which will take effect immediately after 25 May 2012, being the Record Date in connection with such declaration.

Reference is made to the announcement of China Petroleum & Chemical Corporation (“Sinopec Corp. “) dated 17 April 2007 in relation to the proposed issue and listing of  the  Convertible  Bonds  (the  “Announcement”),  the  results  announcement  of Sinopec  Corp.  for  the  year  ended  31  December  2011  dated  23  March  2012  (the “Results Announcement”) and the interim results announcement of Sinopec Corp. for the six-month period ended 30 June 2011 dated 26 August 2011 (the “Interim Results Announcement”). Unless  otherwise  defined  herein,  all  capitalised  terms shall have the same meaning given to them in the Announcement.

Adjustment of the Conversion Price in relation with the Convertible Bonds

The   terms   and   conditions   of   the   Convertible   Bonds   (the   “CB   Terms   and Conditions”) provided, among other things, that if Sinopec Corp. shall pay or make any Capital Distribution (as defined in the CB Terms and Conditions) to the holders of the Shares, the Conversion Price shall be adjusted by multiplying the Conversion Price  in  force  immediately  prior  to  such  Capital  Distribution  by  the  following fraction:

A-B
A
Where:

A = the aggregate Current Market Price (as defined in the CB Terms and Conditions) and/or the aggregate Fair Value (as defined in the CB Terms and Conditions) of all the Shares of all classes on the last Trading Day (as defined in the CB Terms and Conditions) preceding the date on which the Capital Distribution is publicly announced.

B = the aggregate Fair Market Value on the date of such announcement, as determined in good faith by two leading independent investment banks of international repute selected  by  Sinopec  Corp.  and  acting  as  experts,  of  the  Capital  Distribution attributable to all the Shares of all classes.

Such adjustment shall become effective immediately after the record date for the determination of holders of the Shares entitled to receive such Capital Distribution (the “Record Date”).

As announced in the Results Announcement, the board of directors of Sinopec Corp. (the “Board”) approved the proposal to declare a final cash dividend of RMB 0.20 per  Share  (including  tax)  for  the  year  ended  31  December  2011  (the  “Final Dividend”) to be paid on or before 7 June 2012. As announced in the Interim Results Announcement, the Board was authorised to declare the interim dividends of RMB 0.10 per Share (including tax) for the six-month period ended 30 June 2011 (the “Interim Dividend”). Pursuant to the CB Terms and Conditions, both the Final Dividend and the Interim Dividend fall within the definition of Capital Distribution. Accordingly, the Conversion Price of the Convertible Bonds will be adjusted from HK$10.76 per Share to HK$10.60 per Share, which will take effect immediately after 25 May 2012, being the Record Date in connection with the declaration of the Final Dividend. Apart from the above adjustment, all the other terms of the Convertible Bonds remain unchanged.

As at the date of this announcement, the total outstanding principal amount of the Convertible Bonds is HK$11,661,480,000. Following the above adjustment to the Conversion Price, the maximum number of Shares issuable by Sinopec Corp. upon full  conversion of  the  outstanding Convertible Bonds  at  the  adjusted  Conversion Price  will  be  1,100,139,622  Shares,  an  increase  of  16,358,953  Shares  from  the original 1,083,780,669 Shares based on the initial Conversion Price.

Holders of the Convertible Bonds who are in any doubt as to the action to be taken should consult their stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
25 May 2012

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#,  Liu  Yun*,  Chen  Xiaojin+,  Ma  Weihua+,  Jiang  Xiaoming+,  Andrew  Y.  Yan+  ,  Bao Guoming+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: May 28, 2012